EXHIBIT 3.2/4.2

Article VII

These By-Laws may be altered, amended or repealed, and any By-Laws may be made, at any annual meeting of the stockholders or at any special meeting thereof if notice of the proposed alteration or repeal of the By-Laws, or of the By-Laws to be made, is contained in the notice of such meeting, by the affirmative vote of the holders of ~~at least 80 percent~~ a majority of the voting power of the then outstanding Voting Stock, or by the affirmative vote of a majority of the total number of directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice of the proposed alteration or repeal, or of the By-Laws to be made, is contained in the notice of such special meeting.